ventracor

03 OCT -9 AM 7:21

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

2 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

03032834

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Reimbursement Decision for Ventricular Assist Devices as Destination Therapy

Sydney, 2 October 2003: Australian heart company, Ventracor Limited (ASX:VCR), announced today that a positive decision in the USA had been made approving the reimbursement of Ventricular Assist Devices as Destination Therapy.

Centers for Medicare and Medicaid Services (CMS), which is a US federal agency within the US Department Health and Human Services, made this decision. CMS is responsible for and runs the US Medicare and Medicaid programs that benefit 75 million Americans.

CMS has determined that the evidence is adequate to conclude that implantation of a left ventricular assist device (LVAD) approved by the Food and Drug Administration (FDA) for destination therapy is reasonable and necessary as permanent mechanical cardiac support (destination therapy) for Medicare beneficiaries who have chronic end-stage heart failure (New York Heart Association Class IV end-stage left ventricular failure for at least 90 days with a life expectancy of less than two years), are not candidates for heart transplantation and meet a number of conditions.

Ventracor Limited Managing Director and Chief Executive Officer Mr Michael Spooner, said: "This is a significant decision and a very large step toward underpinning the market and economic drivers in the USA for left ventricular assist devices and in particular the company's VentrAssist™ device when approved by the FDA."

Ventracor is currently undertaking clinical trials of its VentrAssist™ device in Melbourne as part of the company's progress toward commerecialisation of its technology.

For further information, please contact:

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088